Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60654

June 11, 2013

BY EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Re:	Groupon, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 9, 2013
File No. 1-35335

Dear Mr. Spirgel:

On behalf of Groupon, Inc. (the “Company”), I am writing to follow up on my conversation with Ms. Kathryn Jacobson, Senior Staff Accountant, of the Securities and Exchange Commission. Consistent with that conversation and in order for the Company to consider and respond fully to the Staff’s comments, the Company is formally requesting an extension to respond to the Staff’s comment letter dated May 31, 2013 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the fiscal quarter ended March 31, 2013.

Based on the above, the Company respectfully requests an extension of time until June 28, 2013 to properly respond to the Staff’s comments.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

cc:	David R. Schellhase
Dan Horwood